As filed with the Securities and Exchange Commission on July 24, 2001

Registration No. 333-_________

_____________________________________________________________________
_____________________________________________________________________


                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                               FORM S-3

       REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                      FIRST KEYSTONE CORPORATION
                      __________________________
        (Exact name of Registrant as specified in its charter)


                             PENNSYLVANIA
                            _____________
                   (State or other jurisdiction of
                    incorporation or organization)


                      FIRST KEYSTONE CORPORATION
                        111 West Front Street
                  Berwick, Pennsylvania  18603-4737
                            (570) 752-3671
                            ______________
             (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)


                              23-2249083
                           _______________
                 (I.R.S. Employer Identification No.)


                         J. Gerald Bazewicz,
                President and Chief Executive Officer
                      FIRST KEYSTONE CORPORATION
                        111 West Front Street
                  Berwick, Pennsylvania  18603-4737
                            (570) 752-3671
                         ___________________
      (Name, address, including Zip Code, and telephone number,
              including area code, of agent for service)


                           With a Copy to:
                     Nicholas Bybel, Jr., Esquire
                       Cheryl A. Zeman, Esquire
                       SHUMAKER WILLIAMS, P.C.
                          Post Office Box 88
                   Harrisburg, Pennsylvania  17108
                            (717) 763-1121

     Approximate date of commencement of the proposed sale of the securities to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [X]
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the
following box.  [   ]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same
offering.  [   ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.  [   ]
     If delivery of the prospectus is expected to be made pursuant to
Rule 434, check the following box.  [   ]



                   CALCULATION OF REGISTRATION FEE

Title of Shares              Amount to           Proposed Maximum
To Be Registered            Be Registered     Aggregate Price Per Unit
________________           ____________       ________________________

Common Stock, with        100,000               $18.75 <F1>
par value of $2.00
Per share



Proposed Maximum                                      Amount of
Aggregate Offering Price                         Registration Fee
________________________                         ________________

$1,875,000.00                                   $468.75

<F1> Computed in accordance with Rule 457(c), solely for the purpose of calculating the Registration Fee, and based upon the average of the high and low prices of the common stock on July 23, 2001.


PROSPECTUS
__________

                      FIRST KEYSTONE CORPORATION
          2001 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

                    ______________________________

                    100,000 Shares of Common Stock
                    ______________________________

     First Keystone Corporation, a Pennsylvania corporation, hereby offers shares of its common stock, through participation in its 2001 Dividend Reinvestment and Stock Purchase Plan. We refer to First Keystone Corporation as "First Keystone" throughout this prospectus.

     This prospectus relates to 100,000 shares of common stock that First Keystone may issue or sell, from time to time, under the plan. The plan provides First Keystone's shareholders a convenient and economical way to purchase additional shares of First Keystone's common stock by reinvesting dividends. Shareholders may also make additional voluntary cash purchases of common stock under the plan. The plan is intended to benefit long-term investors who wish to increase their investment in First Keystone's common stock.

     The plan administrator will purchase shares of common stock acquired for the plan directly from First Keystone at fair market value, in the open market, or in negotiated transactions. First Keystone is authorized to issue up to 100,000 shares of its common stock under the plan. As of July 23, 2001, the market price of the common stock was $18.75. First Keystone's common stock is listed on the Over-the-Counter Bulletin Board under the symbol "FKYS."

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE FEDERAL
DEPOSIT INSURANCE CORPORATION, THE PENNSYLVANIA DEPARTMENT OF BANKING NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

     THE SHARES OF COMMON STOCK OFFERED IN THIS PROSPECTUS ARE NOT SAVINGS ACCOUNTS, DEPOSITS, OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY. NEITHER FIRST KEYSTONE CORPORATION NOR ITS WHOLLY-OWNED SUBSIDIARY, THE FIRST NATIONAL BANK OF BERWICK, HAS GUARANTEED THE SHARES BEING OFFERED. THERE CAN BE NO ASSURANCE THAT THE TRADING PRICE OF THE COMMON STOCK BEING OFFERED WILL NOT DECREASE AT ANY TIME.


           THE DATE OF THIS PROSPECTUS IS AUGUST 15, 2001.

                          TABLE OF CONTENTS

IMPORTANT CONSIDERATIONS                                               1

NOTICE OF ANTI-TAKEOVER PROVISIONS                                     2

2001 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN                     3
     The Purpose and Features of the Plan                              3
     Administration                                                    4
     Eligibility                                                       4
     Enrolling in the Plan                                             5
     Share Purchases and Price                                         6
     Expenses                                                          8
     Voluntary Cash Payments                                           8
     Reports to Participants                                           9
     Stock Certificates                                               10
     Safekeeping Service                                              11
     Termination of Participation in the Plan                         11
     Sales of Shares                                                  12
     Dividend Payment Date                                            12
     Other Stock Transactions                                         12
     Voting of Shares                                                 13
     Responsibility of First Keystone and the
          Plan Administrator                                          13
     Modification, Termination and Interpretation of Plan             13
     Tax Consequences                                                 14

DESCRIPTION OF SECURITIES                                             16
     Dividends                                                        16
     Issuance of Additional Securities                                17
     Legal Opinion                                                    17
     Anti-Takeover Provisions in Articles and Bylaws                  18
     Anti-takeover Provisions Applicable to
          Registered Corporations                                     19

USE OF PROCEEDS                                                       23

EXPERTS                                                               24

LEGAL MATTERS                                                         24

WHERE YOU CAN FIND MORE INFORMATION                                   24

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE                     25

INDEMNIFICATION OF OFFICERS AND DIRECTORS                             26

                       IMPORTANT CONSIDERATIONS

     The purpose of the plan is to provide a convenient and useful service for current First Keystone shareholders. Nothing in this prospectus represents a recommendation by First Keystone or anyone else that a person buy or sell First Keystone common stock. We urge you to read this prospectus thoroughly before you make your investment decision regarding participation in the plan.

     First Keystone cannot provide any assurance that shares of common stock purchased under the plan will, at any time, be worth more or less than their purchase price.

     You do not have control or authority to direct the price or time at which common stock is purchased or sold for plan accounts. Therefore, you bear the market risk associated with fluctuations in the price of common stock. The plan administrator will allocate shares purchased to four decimal places; thus, there will likely always be a partial share in your plan account. This practice allows maximum investment of your dividends.

     The plan does not represent a change in First Keystone's dividend policy, which will continue to depend upon earnings, financial and regulatory requirements and other factors, and which will be determined by First Keystone's Board of Directors from time to time. Shareholders who do not wish to participate in this plan will continue to receive cash dividends when and as declared. First Keystone cannot provide any assurance whether, or at what rate, First Keystone will continue to pay dividends.

     Common stock purchased under the plan is not a deposit account of First Keystone or any of its depository subsidiaries and is not insured by the FDIC or any other governmental organization. An investment in common stock is subject to market risk and possible loss of value.

     You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide any information or to make any representation that differs. This prospectus may only be used where it is legal to sell these securities. It does not constitute an offer of securities in any state in which the offer or sale of the securities is not permitted.

     This prospectus does not cover resales of the securities. The information in this prospectus is only accurate as of the date of this prospectus.

                  NOTICE OF ANTI-TAKEOVER PROVISIONS

     First Keystone's articles of incorporation and bylaws include provisions that may be considered anti-takeover in nature. They may have the effect of discouraging or making the acquisition of control over the company more difficult by means of an unsolicited tender or exchange offer, proxy contest or similar transaction. The anti-takeover provisions in the company's articles of incorporation include the following:

     * A provision for substantial authorized but unissued capital stock, including both common stock and preferred stock;

     * The elimination of the right of shareholders to cumulate their votes in the election of directors;

     * The establishment of broad criteria to be applied by the Board of Directors in evaluating an acquisition proposal;

     * A supermajority provision that requires greater than a majority vote to approve a merger or other extraordinary corporate transaction, unless approved by a supermajority vote of the directors; and

     * No shareholders' preemptive rights to subscribe to purchase additional shares of stock on a pro rata basis.

     The provisions of First Keystone's bylaws that may be considered anti-takeover in nature include the following:

     *    A classified Board of Directors.

     The overall effect of these provisions may result in the entrenchment of current management by enabling it to retain its position and placing it in a better position to resist changes that shareholders may want to make if dissatisfied with the conduct of our management and business, regardless of whether these changes are desired by or are beneficial to a majority of the shareholders. You may determine that these provisions are not in your best interest because they may substantially limit your voting power.

     As a Pennsylvania business corporation, we are also subject to the Pennsylvania Business Corporation Law of 1988, which includes provisions applicable to us that may have similar effects. See "Description of Securities - Anti-Takeover Provisions in Articles and Bylaws, Anti-Takeover Provisions Applicable to Registered Corporations," below.

                      FIRST KEYSTONE CORPORATION
          2001 DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN

The following is a question and answer statement of the terms and conditions of the First Keystone Corporation ("First Keystone") 2001 Dividend Reinvestment and Stock Purchase Plan in effect on the date of this prospectus.

THE PURPOSE AND FEATURES OF THE PLAN

1.    What is the purpose of the plan?

     The plan provides shareholders with a simple and convenient way to buy additional shares of First Keystone's common stock, by reinvesting cash dividends and making voluntary cash payments. Participation in the plan is entirely optional. Under the plan, we may sell you original issue shares, shares that we have reacquired and hold as treasury shares, or shares bought by the plan. We may use a combination of these methods. If we sell you any original issue shares, we will use the additional funds for general corporate purposes.

2.   What are the features of the plan?

     * Dividends paid on shares that you enroll in the plan will automatically be reinvested in additional First Keystone common stock. In addition, plan participants may invest voluntary cash payments in additional shares of common stock.

     * We will credit to your plan account the purchase of fractions of shares, as well as whole shares. This feature allows for full investment of funds, and fractional shares also earn dividends.

     * The plan's safekeeping feature relieves you of the responsibility for taking care of certificates for your shares.

     * Under the plan, First Keystone simplifies your record keeping by furnishing you with quarterly statements of account.

     * You will have no control over the prices at which shares are purchased for your account, because purchases for your account will be made during each period as described in the plan and you bear the risks of fluctuations in the market price of First Keystone common stock. (See "Share Purchases and Price".)

ADMINISTRATION

3.   Who administers the plan?

     The Trust Department of the First National Bank of Berwick will administer the plan. First Keystone pays all costs of administering the plan. In addition, First Keystone receives and invests your cash investments, maintains your plan account records, issues periodic account statements, and performs other duties related to the plan. If you have questions regarding the plan, you may contact the plan administrator at the following address:

         THE FIRST NATIONAL BANK OF BERWICK, TRUST DEPARTMENT
                ATTENTION: DIVIDEND REINVESTMENT AND
                  STOCK PURCHASE PLAN ADMINISTRATION
                        111 WEST FRONT STREET
                          BERWICK, PA 18603
                        PHONE: (570) 752-3671

     We may choose a new administrator at any time.

ELIGIBILITY

4.   Who is eligible to participate in the plan?

     Record holders of First Keystone common stock registered in their name(s) are eligible to participate in the plan, so long as they enroll a minimum of 25 shares. However, First Keystone may refuse to offer the plan to certain shareholders, including, but not limited to:

     * Those shareholders who are residents of a state, other than Pennsylvania, that may require registration, qualification or exemption of First Keystone common stock, or require registration or qualification of First Keystone or any of its officers or employees as a broker-dealer, a salesperson or an agent; First Keystone will determine, in its sole discretion, that the number of shareholders or the number of shares held does not justify the expense that we might incur in the state; and

     * Those shareholders whose shares are held in the name of a nominee, such as a brokerage firm or securities depository.

     Accordingly, First Keystone may limit eligibility for participation in the plan to Pennsylvania residents.

     Shares for which dividends are reinvested by the plan must be registered in your name or held in your plan account. If you are the beneficial owner of shares that are registered in another name (for example, in the name of a broker, bank or other nominee) and you want the dividends on those shares reinvested by the plan, you must first transfer those shares into your name or arrange for the transfer of the shares into the name of the plan administrator or its nominee for credit to your plan account. You may contact the First National Bank of Berwick for assistance in arranging for the transfer of shares from a broker to your plan account. Do not send in the enrollment form prior to contacting the plan administrator. A beneficial owner must have at least 25 shares transferred into his or her plan account in order to participate.

ENROLLING IN THE PLAN

5.   How do I become a participant?

     You may elect to become a plan participant at any time by completing an enrollment form and mailing it to:

         THE FIRST NATIONAL BANK OF BERWICK, TRUST DEPARTMENT
                ATTENTION: DIVIDEND REINVESTMENT AND
                  STOCK PURCHASE PLAN ADMINISTRATION
                        111 WEST FRONT STREET
                          BERWICK, PA 18603

     You may obtain additional enrollment forms by writing to the plan administrator or calling (570) 752-3671.

     The plan administrator must receive a properly completed enrollment form at least 5 business days before a dividend record date in order for those dividends to be reinvested under the plan.

     You must make one of the following elections on the enrollment form:

     * FULL DIVIDEND REINVESTMENT: We will automatically reinvest all cash dividends that you receive; or

     * PARTIAL DIVIDEND REINVESTMENT: You may choose to have only a part of your total number of shares enrolled in the plan, but you must have at least 25 shares enrolled in the plan. If you elect partial reinvestment, you must indicate on the enrollment form the number of shares you wish to register. First Keystone will continue to make payments of dividends to you on the number of shares not registered in the plan, and will reinvest the cash dividend payments on shares registered in the plan.

     By completing the enrollment form, you are appointing the administrator as the agent to reinvest dividends on the shares registered under the plan and to purchase additional shares with your voluntary cash investments. We will register your plan shares in the name of the plan or its nominee and credit them to your account in the plan.

     Shareholders are not charged a fee for enrollment in the plan. However, withdrawal from the plan is subject to an administrative fee. See Question No. 13 below.

6.   Must a shareholder enroll a minimum number of shares?

     Yes.  You must enroll at least 25 shares in the plan.

7.   When may I join the plan?

     You may join the plan at any time. If we receive your enrollment form at least 5 business days prior to the record payment date for a dividend, we will reinvest your dividends payable on that date for your account. If we receive your enrollment form less than 5 business days after the record date, we will begin reinvestment of cash dividends on the next dividend payment date.

     Historically, the Board of Directors has declared and paid dividends on a quarterly basis. The Board of Directors reserves the right to change the dividend record and payment dates.

8. May a participant change the number of shares subject to the plan?

     Yes. You must register at least 25 shares in the plan. You may change the number of shares enrolled in the plan at any time by submitting a written request to the administrator. The change will be effective with the first dividend payment after the administrator receives your request, provided that the notice of change is received at least 5 business days before a dividend record date. If you are adding shares to the plan, the plan administrator will not charge you a fee. However, if you withdraw some of your registered shares from the plan, or if you withdraw all of your registered shares from the plan, which will terminate your participation in the plan, an administrative fee will apply to each notice of withdrawal or termination. See Question No. 13 below. The plan administrator will register certificates for whole shares so withdrawn in the name of the participant. You will receive cash for the value of fractional
     shares.   The administrator will continue to reinvest dividends
     on any shares remaining in your account.

SHARE PURCHASES AND PRICE

9.   How are shares acquired for the plan?

     Shares of First Keystone common stock are purchased for the plan either in the open market by an independent broker on behalf of the plan, directly from First Keystone, as original issue shares, or through negotiated transactions. A combination of the previous methods could also occur. First Keystone, in its sole discretion, decides how the shares will be acquired.

     Purchases of common stock in the open market or through negotiated transactions may occur over one or more trading days.

10.  When will common stock be purchased for participants' accounts?

     Cash is used to purchase common stock as promptly as possible on or after the applicable dividend payment date, and in no event more than 30 days after the applicable dividend date. The administrator will allocate full and fractional shares to each participant's account after the administrator has purchased shares of common stock sufficient to cover the purchases for all participants under the plan for the applicable dividend date.

11. What price will I pay for common stock purchased through the plan?

     * OPEN MARKET PURCHASES AND NEGOTIATED TRANSACTIONS. An independent broker will buy shares of the common stock for the plan by purchasing them in the open market. The administrator may also purchase shares in negotiated transactions. The price will be the weighted average price paid for all shares purchased after the relevant dividend payment date. First Keystone will bear the cost of all brokerage fees and commissions on purchases under the plan.

          Except for any limitations imposed by federal or state securities laws, the independent broker will have full discretion as to all matters relating to open market purchases for the plan. The broker will determine the number of shares, if any, to be purchased on any given day, the time of day, the price to be paid for the shares, the markets in which shares are to be purchased (which may include any securities exchange or over-the-counter market) and the persons (including brokers or dealers) from or through whom purchases are made.

     * ORIGINAL ISSUE SHARES ACQUIRED DIRECTLY FROM FIRST KEYSTONE. The price of shares purchased directly from First Keystone is the average of the daily averages of the high and low sales prices for the common stock as it is reported on the NASD's Over-the-Counter Bulletin Board for the four weeks prior to a dividend payment date.

     * COMBINATION OF DIFFERENT METHODS. If shares are both purchased from the open market or in negotiated transactions and issued directly from First Keystone, the price paid for the issued shares will be the same price as the price for shares purchased in the open market or in negotiated transactions, as calculated based on the weighted average paid for all shares so purchased.

12.  How many shares will be purchased for me?

     The number of shares to be purchased for you depends on the amount of your reinvested dividends and the applicable purchase price, as determined in the manner described in Question No. 11. Your account will be credited with that number of shares, including fractions computed to four decimal places, which will equal your total dollar amount to be invested, divided by the applicable purchase price.

     Your dollar amount to be invested as of any dividend payment date will be the sum of the dividends on all shares held in your name and enrolled in the plan as of the dividend record date.

     The amount to be invested for any participant will be reduced by the amount of any required tax withholding, including any "backup withholding" and any withholding required on dividends received by foreign participants, as applicable.

13.  Who bears the risk of market price fluctuations in First
     Keystone's common stock?

     In this regard, as a participant, your investment is no different from that of nonparticipating shareholders. A participant bears the risk of loss and has the opportunity for gain from market price changes for shares held in the plan and certificate shares held in the participant's own name.

EXPENSES

14. What fees and charges will I have to pay in connection with purchases or other services under the plan?

     The following fee schedule is applicable and is subject to change:

     Withdrawing any number of shares from the plan - $5.00 per notice of withdrawal

     First Keystone will bear the cost of all brokerage fees and commissions on purchases under the plan.


VOLUNTARY CASH PAYMENTS

15.  Who is eligible to make voluntary cash investments?

     All shareholders who elect to have dividends reinvested under the plan may also elect to make voluntary cash payments.

16. What are the timing requirements and other limitations on voluntary cash payments?

     The plan administrator must receive voluntary cash payments not more than 30 nor less than 5 business days prior to the dividend payment date. The administrator will return voluntary cash payments received too early or too late to the participant. Voluntary cash payments may not be less than $100 per calendar quarter or total more than $2,500 in any calendar quarter. First Keystone reserves the right, in its sole discretion, to determine whether voluntary cash payments are made on behalf of an eligible participant.

17.  How does the voluntary cash payment option work?

     To make a voluntary cash payment a participant encloses a check or money order to the plan administrator with a completed payment form that is sent with each statement of account. Participants make checks and money orders payable to "The First National Bank of Berwick, Plan Administrator." Participants should include their social security number or taxpayer identification number and account number on the check.

     The plan administrator will apply any voluntary cash payments received within the permissible time period to the purchase of shares of common stock on the upcoming investment date. The price is determined in accordance with provisions of the plan. Voluntary cash payments made by check or other draft must clear prior to the investment date. The plan administrator will promptly send an acknowledgment to participants confirming that the plan administrator has received the funds in time for investment on a particular investment date. A participant may obtain the return of any voluntary cash payment, if the plan administrator receives the request for return two business days prior to the dividend payment date. We do not pay interest on voluntary cash payments.

REPORTS TO PARTICIPANTS

18.  What reports are sent to plan participants?

     The administrator will send you a quarterly statement showing the number of shares purchased, the purchase price, the date on which the shares were purchased and the number of shares held in your account. You should keep these statements for income tax purposes. In addition, you will receive the same communications sent to every common stock shareholder, including First Keystone's quarterly reports, annual reports, notice of shareholder meetings and proxy statements, and income tax information for reporting dividends paid.

STOCK CERTIFICATES

19. Are certificates issued to participants for shares of common stock purchased through the plan?

     No. Shares of common stock purchased through the plan are registered in the name of the administrator (or its nominee), as agent for the plan participants. This is known as the custodian, or "book entry" method of holding shares. It is a safekeeping feature that protects against loss, theft, or destruction of stock certificates.

     The number of shares of common stock credited to your plan account is shown on your quarterly account statement. You will not receive a certificate for these shares unless you specifically request a certificate.

     You may obtain a certificate for any number of whole shares of common stock held in your plan account by making a written request to the administrator. The administrator will send your certificate normally within 2 weeks after receiving your request. Any remaining whole shares and fractions of a share will continue to be held in your account.

     A certificate for a fraction of a share will not be issued under any circumstances. A check shall be issued for the value of any fractional share.

20.  May a participant pledge or transfer shares held under the plan?

     Shares of common stock may not be pledged, sold or otherwise transferred while held in your plan account. In order to pledge, sell or transfer shares held in your plan account, you must first withdraw them from the plan by requesting that a certificate for whole shares be issued in your name.

     We will maintain your account under the plan in the name in which your certificates were registered at the time you entered the plan. Consequently, certificates for whole shares will also be registered in that name when they are issued to you.

21. What is the effect on my plan account if I request a certificate for shares held in the account?

     Unless you instruct us otherwise, both your certificated shares and shares without certificates will be enrolled in the plan so long as you meet the minimum 25 share enrollment requirement.

SAFEKEEPING SERVICE

22. May common stock I hold in certificate form be deposited in the plan account?

     Yes. You may take advantage of the plan's safekeeping services. Common stock certificates registered in your name may be delivered to the administrator for deposit to your plan account and will be automatically enrolled in the Dividend Reinvestment and Stock Purchase Plan. This procedure allows you to avoid the necessity of safekeeping certificates. The plan administrator will cancel certificates delivered for safekeeping and will issue new certificates in the name of the plan administrator; upon withdrawal or a request for a certificate, the plan administration will cancel the plan administrator's certificate and issue a new certificate in the name of the participant. You should contact the administrator for the proper procedure to deposit certificates.

     Common stock certificates will be accepted for deposit to your account as long as you are currently a participant in the plan. All dividends on any shares deposited will be automatically reinvested.

     A participant desiring to deposit certificates into the plan should mail them by certified or registered mail to the plan administrator with written instruction requesting that they be deposited in your plan account. Do not endorse the certificate or complete the assignment section on the back of the certificates. Shareholders should insure the certificates for at least 2% of the current market value when mailing the certificates. This is the amount that is usually charged for surety protection, should the certificates become lost in the mail.

23. May I deposit my shares for safekeeping and continue to receive my dividends in cash?

     No. Any shares deposited for safekeeping are automatically enrolled in the plan.

TERMINATION OF PARTICIPATION IN THE PLAN

24.  May I withdraw from the plan?

     Yes. The plan is entirely voluntary and you may terminate your plan account at any time by providing written notice instructing the administrator to terminate the account. You will be charged a fee for withdrawal from the plan. See Question No. 13 above.

25.  What happens when I terminate my plan account?

     If the administrator receives your notice of termination at least 5 business days before the record date for the next dividend, reinvestment of dividends will cease as of the date your notice of termination is received. If the administrator receives your notice of termination less than 5 business days before a dividend record date, the termination will not become effective until after the reinvestment of that dividend.

     As soon as practicable after receiving your notice of termination, the administrator will send you a certificate for all whole shares of common stock in your account, and a check for the value of any fractional share.

26.  May I later re-elect to participate in the plan?

     Generally, a shareholder who withdrew from the plan may re-elect to participate at any time. However, First Keystone and the administrator reserve the right to reject any enrollment form on any grounds, including but not limited to excessive joining and withdrawing. This reservation is intended to minimize unnecessary administrative expense and to encourage use of the plan as a long-term shareholder investment service.

SALES OF SHARES

27.  May I request that shares held in my plan account be sold?

     Currently, we do not handle the sale of shares for your account. In the event that you wish to sell shares held in the plan, you must withdraw those shares from your account and sell them on your own.

DIVIDEND PAYMENT DATE

28.  When are dividends paid?

     Historically, dividends declared on First Keystone's common stock have been paid quarterly. First Keystone's Board of Directors reserves the right to change dividend record and payment dates, if and when dividends are declared.

OTHER STOCK TRANSACTIONS

29. What happens if First Keystone issues a stock dividend or declares a stock split?

     Any dividends in common stock or split shares distributed by First Keystone on shares enrolled in the plan will be added to the participant's account. For shares registered in a participant's name in certificated form, stock dividends or split shares relating to those shares will be issued in certificated form and mailed directly to the participant in the same manner as to shareholders who are not participating in the plan. The distributed shares will be credited towards the participant's account. For shares held in the plan in book entry form, stock dividends or split shares will be credited to your account in book entry form.

30.  What happens if First Keystone has a rights offering?

     In the event that First Keystone makes available to its shareholders the right to purchase additional shares, the participant will receive rights based upon the total number of whole shares owned, that is, the total number of shares registered in the participant's name and the total number of whole shares held in the participant's plan account.

VOTING OF SHARES

31. How are a plan participant's shares voted at shareholder meetings?

     You can vote whole shares of common stock held in your plan account in the same manner as certificate shares held in your own name. For each shareholder meeting, we will send you a proxy statement and a form of proxy that covers both the certificated shares and all shares held in your plan account as of the record date for the meeting. If you wish, you may vote all of these shares in person or by proxy at the meeting. Fractions of shares may not be voted.

RESPONSIBILITY OF FIRST KEYSTONE AND THE PLAN ADMINISTRATOR

32. What is the responsibility of First Keystone and the administrator under the plan?

     First Keystone and the administrator, in administering the plan, are not liable for any act done in good faith or for any good faith omission to act. This includes any claim of liability due to failure to terminate an account upon the death of a participant until the administrator receives written notice of the death, the prices and the times at which shares are purchased for a participant, or any fluctuation in market value before or after any purchase or sale of shares.

     The administrator will send all notices to the participant's last known address. You should notify the administrator promptly in writing of any change of address.

     The administrator may resign as administrator of the plan at any time, in which case First Keystone would appoint a successor administrator. In addition, First Keystone may replace the administrator with a successor administrator at any time.

MODIFICATION, TERMINATION AND INTERPRETATION OF PLAN

33.  May the plan be amended, suspended or terminated?

     Yes. First Keystone's Board of Directors in its discretion, may modify, suspend, or terminate the plan. First Keystone will notify participants of any modification, suspension or termination in as timely a manner as possible. After mailing a notice of intention to terminate, amend or suspend to the participant at the participant's address as it appears on the administrator's records, First Keystone may terminate, for whatever reason and at any time, as it may determine in its sole discretion, a participant's plan participation.

34.  What happens if the plan is terminated?

     If the plan is terminated, you will receive a certificate for all whole shares of common stock held in your account, and a check for the value of any fractional share in your account.

35.  Who interprets and regulates the plan?

     First Keystone and the plan administrator are authorized to interpret the plan, adopt regulations and take any other action reasonably designed to implement the plan. Any action taken by First Keystone or the plan administrator in the good faith exercise of its judgment will be binding on participants.

TAX CONSEQUENCES

     This section discusses the federal income tax information connected with the plan, based on current federal tax laws applicable to United States citizens or residents. If federal tax laws change in the future, the following may change and no longer apply. State, local, foreign and other tax provisions vary and are not covered in this summary. In any event, you should consult your tax advisor about your particular transactions, especially if you may be covered by other tax rules.

36. What are the federal income tax consequences of participation in the plan?

     For federal income tax purposes, a participant is treated as receiving, on the dividend payment date, the full amount of dividends allocable to the participant, regardless of whether the dividends are paid in cash, withheld for payment of taxes, or invested in additional shares of common stock under the plan.
      For income tax purposes, participants will be treated as having received on the dividend payment date a dividend in an amount equal to the fair market value on the payment date of the shares
     acquired with reinvested funds.   The fair market value for tax
     purposes may differ from the fair market value as defined in the plan. The per share tax basis of shares acquired for a participant is generally the price per share reported on the periodic statement of account supplied to each participant as reported to the Internal Revenue Service. In connection with market purchases, the participant is also deemed to have received taxable income in the amount of commissions and other brokerage expenses paid in purchasing shares on the participant's behalf. The amounts paid for brokerage commissions and expenses are included in the cost basis of shares purchased. The information return sent to participants and the IRS at year-end, if so required, will show such amounts paid on their behalf.

     A participant who makes a voluntary cash payment for the purchase of stock under the plan will be treated as having received a distribution, if and to the extent that the fair market value of the stock, as determined for tax purposes, received on the date of purchase exceeds the amount of the voluntary cash payment made by the participant. The participant is deemed to have received taxable income in the amount of commissions and other brokerage expenses paid in purchasing shares on the participant's behalf. The tax basis of shares purchased under these circumstances will be equal to the purchase price, which may be adjusted to include brokerage commissions and expenses.

     While the matter is not free from doubt, First Keystone intends to take the position that the administrative expenses of the plan, to be paid by First Keystone, are not constructive dividends to the plan participants. Each plan participant will receive from the plan administrator a Form 1099-DIV (mailed on or before January 31 of the following year), which will show the total dividend income to the plan participant.

     The holding period for shares acquired under the plan begins on the day after the date the shares are acquired for a participant's account. When a participant is subject to federal income tax withholding on dividends, and when foreign participants' taxable income under the plan is subject to federal income tax withholding, dividends are reinvested less the tax withheld under the applicable law.

     Generally, participants do not realize taxable income upon receipt of certificates for whole shares credited to their account, either upon the participant's request for certain of those shares or upon withdrawal from or termination of the plan. In addition, a participant may recognize gain or loss upon the receipt of cash in payment for a fractional share upon withdrawal of shares from the plan. The gain or loss is the difference between the amount the participant receives for the plan shares or fractional share, as the case may be, and the participant's tax basis.

     A participant who sells or exchanges shares acquired under the plan may recognize gain or loss. The amount of gain or loss will be the difference between the amount the participant receives for the shares and the participant's tax basis for the shares.

     Dividends reinvested under the plan by corporate shareholders may be eligible for the 70% dividends-received deduction.

     This summary is based upon an interpretation of current federal income tax laws, and assumes that dividends paid by the corporation are from its earnings and profits.

     The above rules may not apply to certain participants in the plan, such as tax-exempt entities (e.g., IRA's) and foreign shareholders. Participants should consult their own tax advisors to determine particular tax consequences, including state tax consequences, which may result from participation in the plan, and any subsequent disposal of shares acquired pursuant to the plan.

                      DESCRIPTION OF SECURITIES

     First Keystone is authorized to issue 10,000,000 shares of common stock, par value $2.00 per share, of which 2,833,727 were issued and outstanding as of June 30, 2001. First Keystone also held, as of that date, 100,000 shares in treasury as issued but not outstanding shares. Also, on March 27, 2001, First Keystone announced a newly approved plan to repurchase up to 46,500 shares of common stock, which would then be held in treasury. First Keystone may sell the shares in treasury for general corporate purposes. The 7,066,273 authorized but unissued shares may be issued by the Board of Directors without further shareholder approval. First Keystone's shareholders are entitled to one vote per share on all matters presented to them and do not have cumulative voting rights in the election of directors. As of December 31, 2000, First Keystone had approximately 566 shareholders of record.

     First Keystone also has 500,000 shares of preferred stock, par value $10.00 per share, authorized. As of June 30, 2001, no shares of preferred stock were issued.

     The common stock has no preemptive, subscription or conversion rights or redemption or repurchase provisions. These shares are non-assessable and require no sinking fund. Each shareholder is entitled to receive dividends that may be declared by the Board of Directors and to share pro rata in the event of dissolution or liquidation.

     The Board of Directors may approve the issuance of preferred stock, without prior shareholder approval. The Board will determine the rights, qualifications, limitations and restrictions on each series of preferred stock at the time of issuance and may include, among other things, rights to participating dividends, voting rights and convertibility into shares of common stock. The company may issue shares of preferred stock with dividend, redemption, repurchase, voting and liquidation rights taking priority over the common stock. The Board may also grant preferred shareholders the right to convert their shares of preferred stock into shares of common stock. Provisions granting directors this type of authority are known as "blank check" provisions. However, the company's preferred stock may not carry preemptive subscription rights, pursuant to the articles of incorporation.

DIVIDENDS

     Each shareholder is entitled to receive dividends that may be declared by the Board of Directors out of legally available funds. First Keystone has historically paid dividends to its shareholders on a quarterly basis. It is the present intention of the company's Board of Directors to retain the policy of providing for a quarterly dividend; however, further dividends must necessarily depend upon earnings, financial condition, appropriate legal restrictions and other factors relevant at the time the Board of Directors of the company considers dividend policy.

     Under the Pennsylvania Business Corporation Law of 1988, the company may not pay a dividend if, as a result of the dividend:

     * The company would be unable to pay its debts as they become due, or
     * The company's total assets would be less than its total liabilities plus an amount needed to satisfy any preferential rights of shareholders.

     Because the dividends paid by First Keystone are upstreamed from its sole subsidiary, the First National Bank of Berwick, the payment of dividends is also subject to the restrictions set forth in the National Bank Act, which provides that dividends may be declared by the Board of Directors and paid from the net profits of the bank as the Board of Directors shall judge expedient. Dividends may be paid only if:

     *    The payment would not impair the bank's capital structure;
     * If the bank's surplus is at least equal to its common capital;
     * The dividends declared in any year do not exceed the net profits in that year and the net profits retained in the two preceding years;
     * No losses have been sustained equal to or exceeding its undivided profits; and
     * The bank continues its operations at an amount greater than its net profits, deducting therefrom its losses and bad debts.

     In addition, under the Federal Deposit Insurance Corporation
Improvement Act, dividends cannot be declared and paid if the OCC obtains a cease and desist order because the payment of dividends in this situation would constitute an unsafe and unsound banking practice.

ISSUANCE OF ADDITIONAL SECURITIES

     First Keystone has authorized common stock and preferred stock substantially in excess of the number of outstanding shares. As a result, the company has the flexibility to raise additional capital and to make acquisitions through the issuance of common stock or preferred stock without prior approval by the company's shareholders. Issuance of these shares could dilute the book value per share and the voting power of the prior shareholders because the company has the right to issue new shares without first offering the shares to shareholders in proportion to their current ownership percentages. Further, the issuance of preferred stock could also affect common stock shareholders' ability to receive dividends and their rights upon liquidation of the company.

LEGAL OPINION

     Shumaker Williams, P.C., 3425 Simpson Ferry Road, Camp Hill, Pennsylvania, Special Counsel to the company and bank, has delivered an opinion stating that the shares of common stock to be issued in connection with the plan will be, when issued and delivered pursuant to the terms of the plan, fully paid and non-assessable by the company.

ANTI-TAKEOVER PROVISIONS IN ARTICLES AND BYLAWS

     The company's articles of incorporation and bylaws contain a number of provisions that could be considered anti-takeover in purpose and effect.

     AUTHORIZED CAPITAL.  The anti-takeover provisions include:

     * The authorization of 10 million shares of common stock and 500,000 shares of preferred stock, and

     * The express provision that shareholders shall have no preemptive right to subscribe to purchase on a pro rata basis additional shares of stock issued or sold by the company.

     These provisions generally permit the Board of Directors to have as much flexibility as possible to issue additional shares, without prior shareholder approval, for proper corporate purposes, including financing, acquisitions, stock dividends, stock splits, and employee incentive plans. However, these additional shares may also be used by the Board of Directors to deter future attempts to gain control over the company.

     CLASSIFIED BOARD. The bylaws of the company provide for a classified or staggered Board. The Board consists of three classes of directors, with staggered three-year terms. At each annual meeting, shareholders elect successors to the class of directors whose term is then expiring to hold office for a term of three years. The Board of Directors may fill vacancies which occur during the year for the remainder of the full term. A classified Board has the effect of moderating the pace of any change in control of the Board of Directors by extending the time required to elect a majority of the directors to at least two successive annual meetings. However, this extension of time also tends to discourage a tender offer or takeover bid.

     NO CUMULATIVE VOTING. Another provision is the elimination of cumulative voting. Cumulative voting entitles each shareholder to as many votes as equal the number of shares owned by him or her multiplied by the number of directors to be elected. A shareholder may cast all of these votes for one candidate or distribute them among any two or more candidates. Article 8 of the company's articles of incorporation eliminates cumulative voting rights in the election of directors. First Keystone's Board of Directors believes that each director should represent and act in the interest of all shareholders and not any special group of shareholders. The absence of cumulative voting means that a majority of the outstanding shares can elect all the members of the Board of Directors. The absence of cumulative voting may make it more difficult for minority shareholders' nominees to be elected to the Board of Directors.

     SUPERMAJORITY VOTE FOR APPROVAL OF EXTRAORDINARY TRANSACTIONS. Another anti-takeover provision is the requirement in the articles of incorporation that the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of common stock must approve any merger, consolidation, dissolution or liquidation of the company or the sale of all or substantially all of its assets. These provisions help to ensure that any extraordinary corporate transaction could happen only if it receives a clear mandate from the shareholders. However, these provisions give the company's directors and/or the holders of a minority of the company's outstanding shares a veto power over such mergers and consolidations unless 66 2/3% of the shareholders believe that the transaction is
desirable or beneficial.   Further, these provisions may only be
amended by the holders of at least 66 2/3% of the outstanding shares of common stock.

     AUTHORIZATION TO CONSIDER VARIOUS FACTORS IN TENDER OFFERS. Another anti-takeover provision in the articles of incorporation enables the Board of Directors to oppose a tender offer on the basis of factors other than economic benefit to shareholders, such as:

     * The impact the acquisition of the company would have on the community,

     * The effect of the acquisition upon shareholders, employees, depositors, suppliers and customers, and

     * The reputation and business practices of the tender offeror.

     This provision permits the Board to recognize its responsibilities to these constituent groups of the company and its subsidiaries and to the communities that they serve. Pennsylvania corporate law specifically authorizes this type of provision.

ANTI-TAKEOVER PROVISIONS APPLICABLE TO REGISTERED CORPORATIONS

     Pennsylvania law gives strong anti-takeover provisions to corporations that have their securities registered with the SEC under
Section 12 of the Securities Exchange Act of 1934, known as "registered corporations." The company's common stock is registered under Section 12 of the 1934 Act. These provisions are in addition to provisions contained in the company's articles of incorporation and bylaws.

     One of these provisions states that there is no statutory right of shareholders of registered corporations to call a meeting of shareholders. However, the company's bylaws provide that shareholders entitled to cast at least 25% of the vote that all shareholders are entitled to cast at a particular meeting shall be entitled to call a special meeting of shareholders. The President, Chairman of the Board, Executive Vice President, or a majority of the Board of Directors or its Executive Committee may also call a special meeting of shareholders.

     Another of these statutory provisions states that there is no statutory right of shareholders of registered corporations to propose an amendment to the articles of incorporation of the company. In the opinion of the Board of Directors, the elimination of this right makes the company less attractive as a potential takeover target because a potential acquirer will not be able to propose changes to the articles of incorporation simply by purchasing shares of the company. The provision also helps to prevent disruptions at shareholders' meetings.

     Another provision to which the company is subject assures that all shareholders will receive the fair value for their shares as the result of a control transaction. "Fair Value" means not less than the highest price paid per share by a controlling person or group at any time during the 90-day period ending on and including the date of the control transaction. Alternatively, if a shareholder believes the value of his or her shares is higher, he or she may demand an appraisal procedure to receive the fair value of the shares as the date of the control transaction, taking into account all relevant factors which may not be reflected in the price paid for the shares. "Control Transaction" means the acquisition by a person who has, or a group of persons acting in concert that has, voting power over voting shares of the company that would entitle the holders of the shares to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the company. After the occurrence of a control transaction, any shareholder may, within a specified time period, make written demand on the person or group controlling at least 20% of the voting power of the shares of the company for payment in an amount equal to the fair value of each voting share as of the date on which the control transaction occurs.

     It is a relatively common practice in corporate takeovers to pay cash to acquire controlling equity in a company and then to acquire the remaining equity interest in the company by paying the balance of the shareholders a price for their shares which is lower than the price paid to acquire control or is in a less desirable form of payment, such as securities of the purchaser that do not have an established trading market. The Board of Directors considers these two-tier pricing tactics to be unfair to the company's shareholders. By their very nature, these tactics tend to cause concern on the part of shareholders that if they do not act promptly, they risk either being relegated to the status of minority shareholders in a controlled company or being forced to accept a lower price for all of their shares. Thus, two-tier pricing unduly pressures shareholders into selling as many of their shares as quickly as possible, either to the purchaser or in the open market, without having genuine opportunity to make a considered investment choice between remaining a shareholder of the company or disposing of their shares. These sales in turn facilitate the purchaser's acquisition of a sufficient interest in the company to enable the purchaser to force the exchange of remaining shares for a lower price in a business combination.

     While the fair price provision in Pennsylvania law is designed to help assure fair treatment of all shareholders vis-a-vis other shareholders in the event of a takeover, it is not the purpose of the fair price provision to assure that shareholders will receive a premium price for their shares in a takeover. Accordingly, the fair price provision would not preclude the Board of Directors' opposition to any future takeover proposal which it believes not to be in the best interests of the company and its shareholders, whether or not the proposal satisfies the minimum price, form of payment and procedural requirements of the fair price provision.

     Another provision of Pennsylvania law relates to a business combination involving a registered corporation. These business combinations include the following transactions involving an interested shareholder:

     * A merger or consolidation of the company with an interested shareholder;

     * A sale, lease, exchange, mortgage, pledge, transfer or other disposition with the interested shareholder of the assets of the company or its subsidiaries;

     * The issuance or transfer by the company or its subsidiary of any shares of the company or its subsidiary which has a total market value at least equal to 5% of the total market value of all the company's outstanding shares to an interested shareholder;

     * The adoption of any plan for the liquidation or dissolution of the company proposed by, or under any agreement with, the interested shareholder;

     * A reclassification of securities or recapitalization of the company or any merger or consolidation of the company with any subsidiary of the company or any other transaction proposed by, or under any agreement with the interested shareholder which has the effect of increasing the interested shareholder's proportionate share of the outstanding shares of the company; or

     * The interested shareholder's receipt of the benefit, directly or indirectly, of any loans or other financial assistance or any tax credits or other tax advantages provided by the company.

     An interested shareholder is any person that is the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the company. The above definitions also apply to an interested shareholder's affiliate or associate.

     Under Pennsylvania law, the company shall not engage in a business combination with an interested shareholder other than:

     * A business combination approved by the Board of Directors prior to the date the interested shareholder acquires at least 20% of the shares or where the Board of Directors of the company has approved the purchase of shares by the interested shareholder;

     * A business combination approved by a majority of the votes that all shareholders would be entitled to cast not including those shares held by the interested shareholder, at a meeting called for that purpose within 3 months after the interested shareholder became the beneficial owner of shares entitling it to cast at least 80% of the votes in an election of directors, and if the business combination satisfies certain minimum conditions, which are discussed below;

     * A business combination approved by the affirmative vote of all of the shareholders of the outstanding shares;

     * A business combination approved by a majority of the votes that all shareholders would be entitled to cast not including those shares beneficially owned by the interested shareholder at a meeting called for that purpose no earlier than 5 years after the interested shareholder's share acquisition date; and

     * A business combination approved at a shareholders' meeting called for that purpose no earlier than 5 years after the interested shareholder's share acquisition date and that meets certain minimum conditions, which are discussed below.

     The minimum conditions discussed above generally require that the total amount of the cash and the market value of any payments other than cash, such as stock, bonds or debentures, to the shareholders of the company be at least equal to the higher of the following:

     * The highest price paid by the interested shareholder when the interested shareholder was the beneficial owner of shares entitling him to cast at least 5% of the votes in an election of directors within the 5-year period immediately prior to the announcement date of the business combination or within the 5-year period prior to time the interested shareholder became an interested shareholder, whichever is higher, plus interest; or

     * The market value per common share on the announcement date of the business combination or on the share acquisition date, whichever is higher, plus interest.

     The Pennsylvania provision relating to business combinations is designed to help assure that if, despite the company's best efforts to remain independent, the company is nevertheless taken over, each shareholder will be treated fairly vis-a-vis every other shareholder and that professional investors will not profit at the expense of the company's long-term public shareholders. While the business combination provision is designed to help assure fair treatment of all shareholders vis-a-vis other shareholders in the event of a takeover, it is not the purpose of the business combination provision to assure that shareholders will receive premium price for their shares in a takeover. The business combination provision would not preclude the Board of Directors' opposition to any future takeover proposal which the Board believes not to be in the best interests of the company and its shareholders, whether or not the proposal satisfied the requirements of the business combination provision, fair price provision or both.

     Subchapter G of Chapter 25 of the Pennsylvania Business Corporation Law also applies to registered corporations. Under Subchapter G, the acquisition of shares that increase the shareholder's control of the corporation above 20, 33 or 50% of the voting power able to elect the Board of Directors cannot be voted until a majority of disinterested shareholders approves the restoration of the voting rights of those shares in two separate votes:

     *    All disinterested shares of the corporation, and
     *    All voting shares of the corporation.

     Voting rights which are restored by shareholder approval will lapse if any proposed control-share-acquisition which is approved is not consummated within 90 days after shareholder approval is obtained. Furthermore, control-shares that are not accorded voting rights or whose rights lapse will regain their voting rights on transfer to another person who is not an affiliate. If the shares constitute control-shares for the transferee, this subchapter must be applied to that person as well. If the acquiring shareholder does not request a shareholder meeting to approve restoration of voting rights within 30 days of the acquisition or if voting rights are denied by the shareholders or if they lapse, the corporation may redeem the control shares at the average of the high and low price on the date of the notice of redemption.

     Subchapter H of Chapter 25 of the BCL likewise applies to registered corporations. Under Subchapter H, a control person - a person who owns shares with 20% or more voting power - must disgorge to the corporation any profits from the disposition of any equity securities if the disposition occurs within 18 months of becoming a control person, and the securities were acquired 24 months before to 18 months after becoming a control person. This provision seeks to prevent speculative takeover attempts.

     Finally, Pennsylvania law grants a registered corporation the express authority to treat individual shareholders differently and therefore may take advantage of poison pills. Poison pills generally consist of a shareholder rights plan in which a corporation gives its shareholders the right to buy common stock when specified events occur, such as a merger, which decreases the value of the acquirer's holdings and the acquirer's percentage of ownership.

     The overall effect of these provisions may be to deter a future offer or other merger or acquisition proposal that a majority of the shareholders might view to be in their best interests as the offer might include a substantial premium over the market price of the company's common stock at that time. In addition, these provisions may have the effect of assisting the company's management in retaining its position and placing it in a better position to resist changes that the shareholders may want to make if dissatisfied with the conduct of the company's business.

                           USE OF PROCEEDS

     First Keystone is unable to predict the number of shares of common stock that will be purchased from it under the plan or the prices at which such shares will be purchased. To the extent that shares are purchased from First Keystone, and not in the open market, First Keystone intends to add proceeds it receives from the sales to its general funds to be used for general corporate purposes, including, without limitation, investments in and advances to the company's subsidiary. The amounts and timing of the application of proceeds will depend upon the funding requirements of the company and its subsidiary and the availability of other funds.

                               EXPERTS

     The consolidated financial statements of First Keystone and its subsidiary in the company's Annual Report on Form 10-K for the year ended December 31, 2000, incorporated by reference into this prospectus, have been audited by J. H. Williams & Co., LLP, independent public accountants, as indicated in their report and are included in this prospectus in reliance upon the authority of that firm as experts in accounting and auditing.

     Documents incorporated by reference in the future will include financial statements, related schedules and independent auditors' reports. The financial statements and schedules will have been audited to the extent and for the periods set forth in the reports by the independent auditors. To the extent the auditors consent, the audited financial statements and schedules will be incorporated by reference in reliance upon the reports given upon the authority of the independent auditors as experts in accounting and auditing.

                            LEGAL MATTERS

     Shumaker Williams, P.C., 3425 Simpson Ferry Road, Camp Hill, Pennsylvania 17011 passed upon the legality of the common stock offered by this prospectus. Based on this opinion, the shares of common stock issued by the company in accordance with the terms of the plan will be validly issued, fully paid and non-assessable.

                 WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the information requirements of the Securities Exchange Act of 1934, and, accordingly, file reports, proxy statements and other information with the Securities and Exchange Commission (SEC). These documents may be read and copied at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer with the SEC. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of the SEC's web site is: http://www.sec.gov.

          INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" in this prospectus other information that we file with it. This means we disclose important information to you by referring you to those documents. Specifically, we incorporate the following documents by reference in this registration statement, as filed with the SEC under File No. 000-21344:

     * First Keystone's Annual Report on Form 10-K for the year ended December 31, 2000, filed with the SEC on March 29, 2001;

     * First Keystone's Current Report on Form 8-K filed with the SEC on April 9, 2001; and

     * First Keystone's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed with the SEC on May 14, 2001, and as amended on May 15, 2001.

     We also incorporate by reference in this prospectus additional documents filed by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Act of 1934 after the date of this prospectus, and prior to our filing a post-effective amendment which indicates that all common stock offered under the plan has been sold or which deregisters any common stock remaining unsold. Additional documents that we incorporate by reference into this prospectus are deemed a part of this prospectus from the date of filing the documents.

     The information incorporated by reference is an important part of this prospectus; however, to the extent that inconsistencies exist between information presented in this prospectus and information contained in incorporated documents filed with the SEC before the date of this prospectus, the information in this prospectus automatically updates and supercedes the earlier information. Additionally, information that we file with the SEC after the date of this prospectus will automatically update and supersede the information in this prospectus and any earlier filed or incorporated information.

     Documents incorporated by reference are available without charge to each shareholder, including any beneficial owner, to whom this prospectus is delivered, upon the person's written or oral request. In addition, you may obtain all documentation relating to the plan that is required to be delivered to participants pursuant to the rules adopted under the Securities Act of 1933. You should address written requests for copies to:

                      First Keystone Corporation
                 Attention: Corporate Communications
                        111 West Front Street
                     Berwick, Pennsylvania 18603

     You should direct telephone requests to First Keystone
Corporation at (570) 752-3671.

              INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The general corporate law of the Commonwealth of Pennsylvania as applicable to the corporation, together with the corporation's bylaws, provides the corporation's officers and directors with a broad range of limitation from liability and indemnification for actions and inactions in connection with the performance of their duties. Aside from matters involving criminal statutes or tax laws, directors are not personally liable for monetary damages for any action or inaction taken unless the director has breached or failed to perform his or her duties of office and such breach or failure constitutes self-dealing, willful misconduct or recklessness. The corporation's officers and directors are entitled to indemnification if they are named as a party or threatened to be named as a party to any type of proceeding as a result of actions or inactions taken while in the course of their association with the corporation provided that such action or inaction was in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. Officers and directors of the corporation are presumed to be entitled to this indemnification, absent breaches of fiduciary duty, lack of good faith or self-dealing and are entitled to be indemnified unless their conduct is determined by a court to have constituted willful misconduct or recklessness.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the company pursuant to the provisions described above, the company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                               PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS



Item 14.  Other Expenses of Issuance and Distribution.
          ____________________________________________

          Registration Fee                    $   468.75
          Blue Sky Fees                           500.00
          Accounting Fees                         500.00
          Legal Fees and Expenses <F1>          7,500.00
          Printing Fees and Postage <F1>        1,500.00
                                              __________
                                              $10,468.75
          _____________________

          <F1>Estimated



Item 15.  Indemnification of Directors and Officers.
          __________________________________________

     Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law of 1988, as amended (15 Pa. C.S. Sections 1741-1750) provides that a business corporation has the power under certain circumstances to indemnify directors, officers, employees and agents against certain expenses incurred by them in connection with any threatened, pending or completed action, suit or proceeding. We qualify the following discussion, in its entirety, by the full text of Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law of 1988, as amended, is attached as Exhibit 99.4.

     Section 1721 of the Pennsylvania Business Corporation Law of 1988, which relates to the Board of Directors, declares that, unless otherwise provided by statute or in a bylaw adopted by the shareholders, all powers enumerated in section 1502, which relates to general powers, and elsewhere in the corporation law or otherwise vested by law in a business corporation must be exercised by or under the authority of, and the business and affairs of every business corporation shall be managed under the direction of, a board of directors. If a provision is made in the bylaws, the powers and duties conferred or imposed upon the board of directors under the corporation law are exercised or performed to the extent and by a person or persons as provided in the bylaws.

     Section 1712 provides that a director of a business corporation stands in a fiduciary relation to the corporation and must perform his duties as a director, including his duties as a member of any committee of the board, in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with the care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. In performing his duties, a director is entitled to rely in good faith on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by any of the following:

     * one or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;
     * counsel, public accountants or other persons as to matters which the director reasonably believes to be within the professional or expert competence of such person; or

     * a committee of the board upon which he does not serve, duly designated in accordance with law, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

     A director is not considered to be acting in good faith, if he has knowledge concerning the matter in question that would cause his reliance to be unwarranted.

     Section 1716 states that in discharging the duties of their respective positions, the board of directors, committees of the board and individual directors of a business corporation may, in considering the best interests of the corporation, consider the effects of any action upon employees, upon suppliers and customers of the corporation and upon communities in which offices or other establishments of the corporation are located, and all other pertinent factors. The consideration of those factors does not constitute a violation of the preceding paragraph. In addition, absent breach of fiduciary duty, lack of good faith or self-dealing, actions taken as a director or any failure to take any action are presumed to be in the best interests of the corporation.

     Moreover, Section 1721 addresses the personal liability of directors and states that if a bylaw adopted by the shareholders so provides, a director is not personally liable, as such, for monetary damages for any action taken, or any failure to take any action, unless:

     * the director has breached or failed to perform the duties of his office under this section; and

     * the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

     The provisions discussed above shall not apply to:

     * the responsibility or liability of a director pursuant to any criminal statute; or

     * the liability of a director for the payment of taxes pursuant to local, state or federal law.

     Section 1714 states that a director of a business corporation who is present at a meeting of its board of directors, or of a committee of the board, at which action on any corporate matter is taken on which the director is generally competent to act, is presumed to have assented to the action taken unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to the action with the secretary of the meeting before the adjournment of the meeting or transmits the dissent in writing to the secretary of the corporation immediately after the adjournment of the meeting. The right to dissent does not apply to a director who voted in favor of the action. Nothing in Section 1714 bars a director from asserting that minutes of the meeting incorrectly omitted his dissent if, promptly upon receipt of a copy of the minutes, he notifies the secretary, in writing, of the asserted omission or inaccuracy.

     Section 1741 which relates to third party actions, provides that unless otherwise restricted in its bylaws, a business corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the action or proceeding if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner that he reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal proceeding, had reasonable cause to believe that his conduct was not unlawful.

     Section 1742, which relates to derivative actions, provides that unless otherwise restricted in its bylaws, a business corporation has the power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a representative of the corporation, or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, actually and reasonably incurred by the person in connection with the defense or settlement of the action if the person acted in good faith and in a manner he reasonably believed to be in, or not opposed to the best interests of the corporation. Indemnification shall not be made under this section in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless, and only to the extent that, the court of common pleas of the judicial district embracing the county in which the registered office of the corporation is located or the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses which the court of common pleas or such other court shall deem proper.

     Section 1743, which relates to mandatory indemnification, provides for mandatory indemnification of directors and officers to the extent that a representative of the business corporation has been successful on the merits or otherwise in defense of any action or proceeding referred to in Sections 1741 (relating to third party actions) or 1742 (relating to derivative actions), or in defense of any claim, issue or matter therein, the person is indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

     Section 1744, which relates to procedure for effecting indemnification, provides the procedure for effecting indemnification. Under this section unless ordered by a court, any indemnification under Section 1741 (relating to third party actions) or 1742 (relating to derivative actions) is made by the business corporation only as authorized in the specific case upon a determination that indemnification of the representative is proper in the circumstances because the person has met the applicable standard of conduct set forth in those sections. The determination shall be made:

     * by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action or proceeding;

     * if a quorum is not obtainable, or, if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or

     *    by the shareholders.

     Section 1745, which relates to advancing expenses, provides that expenses, including attorneys' fees, incurred in defending any action or proceeding referred to above may be paid by the business corporation in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the representative to repay such amount if it is ultimately determined that the person is not entitled to be indemnified by the corporation as authorized by Pennsylvania law or otherwise.

     Section 1746, which relates to supplementary coverage, provides that the indemnification and advancement of expenses provided by or granted pursuant to the other sections of Pennsylvania law are not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any other by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

     Section 1746 also provides that indemnification referred to above is not be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

     Section 1746 further declares that indemnification under any bylaw, agreement, vote of shareholders or directors or otherwise, may be granted for any action taken or any failure to take any action and may be made whether or not the corporation would have the power to indemnify the person under any other provision of law except as provided in this section and whether or not the indemnified liability arises or arose from any threatened, pending or completed action by or in the right of the corporation. This indemnification is declared to be consistent with the public policy of the Commonwealth of Pennsylvania.

     Section 1747, which relates to the power to purchase insurance, provides that unless otherwise restricted in its bylaws, a business corporation has the power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in that capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against that liability under the provisions of the corporation law. This insurance is declared to be consistent with the public policy of the Commonwealth of Pennsylvania.

     Section 1748, which relates to application to surviving or new corporations, provides that for the purposes of Pennsylvania law, references to "the corporation" include all constituent corporations absorbed in a consolidation, merger or division, as well as the surviving or new corporations surviving or resulting therefrom, so that any person who is or was a representative of the constituent, surviving or new corporation, or is or was serving at the request of the constituent, surviving or new corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of Pennsylvania law with respect to the surviving or new corporation as he would if he had served the surviving or new corporation in the same capacity.

     Section 1749, which applies to employee benefit plans, states that for the purposes of Pennsylvania law:

     * references to "other enterprises" shall include employee benefit plans and references to "serving at the request of the corporation" shall include any service as a representative of the business corporation that imposes duties on, or involves services by, the representative with respect to an employee benefit plan, its participants or beneficiaries;

     * excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be deemed "fines"; and

     * action with respect to an employee benefit plan taken or omitted in good faith by a representative of the corporation in a manner he reasonably believed to be in the interest of the participants and beneficiaries of the plan shall be deemed to be action in a manner that is not opposed to the best interests of the corporation.

     Section 1750, which relates to duration and extent of coverage, declares that the indemnification and advancement of expenses provided by, or granted pursuant to Pennsylvania law, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a representative of the corporation and inure to the benefit of the heirs and personal representative of that person.

     Article 23 of the company's By-laws provides for indemnification of the company's directors, officers, employees and agents in accordance with, and to the maximum extent permitted by, the Pennsylvania Business Corporation Law of 1988, as amended.

     Directors and officers are also insured against certain liabilities for their actions, as such, by an insurance policy obtained by First Keystone.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the manner has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.


Item 16.  Exhibits.
          _________


Exhibit 4.1 Articles of Incorporation, as Amended, of First Keystone Corporation (Incorporated by reference to Exhibit (3)(i) to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the SEC on May 14, 2001, and as amended on May 15, 2001.)

Exhibit 4.2 Bylaws, as Amended, of First Keystone Corporation (Incorporated by reference to Exhibit (3)(ii) to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the SEC on May 14, 2001, and as amended on May 15, 2001.)

Exhibit 5       Opinion of Shumaker Williams, P.C., Special
                Corporate Counsel to First Keystone Corporation

Exhibit 23.1    Consent of J. H. Williams & Co., LLP

Exhibit 23.2 Consent of Shumaker Williams, P.C., included as part of Exhibit 5.

Exhibit 24      Power of Attorney.  (Included on signature pages.)

Exhibit 99.1 First Keystone Corporation Dividend Reinvestment and Stock Purchase Plan. (Included in Prospectus.)

Exhibit 99.2 First Keystone Corporation Dividend Reinvestment and Stock Purchase Plan Enrollment Form.

Exhibit 99.3    First Keystone Corporation Letter to Shareholders.

Exhibit 99.4    Indemnification Provisions.


Item 17.  Undertakings.
          _____________

The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (a)   To include any prospectus required by Section
                10(a)(3) of the Securities Act of 1933, as amended;

          (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement.

          Provided, however, that paragraphs (a) and (b) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant with the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.


:130346

                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berwick, Commonwealth of Pennsylvania on July 24, 2001.

                             First Keystone Corporation


                             By: /s/ J. Gerald Bazewicz
                                 J. Gerald Bazewicz
                                 President and
                                 Chief Executive Officer


                          POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Gerald Bazewicz and David
R. Saracino, and each of them, his or her true and lawful attorney-in-fact as agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacity, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                               Capacity                         Date
                               ________               ____

/s/ J. Gerald Bazewicz         President and          July 24, 2001
J. Gerald Bazewicz             Chief Executive
                               Officer and
                               Director (Principal
                               Executive Officer)


/s/ David R. Saracino          Treasurer              July 24, 2001
David R. Saracino              (Principal
                               Financial
                               and Accounting
                               Officer)


                               Chairman of the        July __, 2001
Robert E. Bull                 Board

/s/ John E. Arndt              Director               July 24, 2001
John E. Arndt


/s/ Budd L. Beyer              Director               July 24, 2001
Budd L. Beyer


/s/ John L. Coates             Director               July 24, 2001
John L. Coates


/s/ Dudley P. Cooley           Director               July 24, 2001
Dudley P. Cooley


/s/ Frederick E. Crispin, Jr.  Director               July 24, 2001
Frederick E. Crispin, Jr.


/s/ Jerome F. Fabian           Director               July 24, 2001
Jerome F. Fabian


/s/ Robert J. Wise             Director               July 24, 2001
Robert J. Wise

                            EXHIBIT INDEX


Exhibit

4.1 Articles of Incorporation, as Amended, of First Keystone Corporation (Incorporated by reference to Exhibit (3)(i) to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the SEC on May 14, 2001, and as amended on May 15, 2001.)


4.2       Bylaws, as Amended, of First Keystone Corporation
          (Incorporated by reference to Exhibit (3)(ii) to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, as filed with the SEC on May 14, 2001, and as amended on May 15, 2001.)


5         Opinion of Shumaker Williams, P.C., Special Corporate
          Counsel to First Keystone Corporation


23.1      Consent of J. H. Williams & Co., LLP


23.2      Consent of Shumaker Williams, P.C., included as part of
          Exhibit 5.


24        Power of Attorney.  (Included on signature pages.)


99.1 First Keystone Corporation, Dividend Reinvestment and Stock Purchase Plan. (Included in Prospectus.)


99.2 First Keystone Corporation Dividend Reinvestment and Stock Purchase Plan Enrollment Form.


99.3 First Keystone Corporation Letter to Dividend Reinvestment and Stock Purchase Plan Participants.


99.4      Indemnification Provisions.